Exhibit 99.1

FOR IMMEDIATE RELEASE

Surna Reports Q1 2018 Results

Net bookings increase by 88% over Q4 2017

Founder transition plan announced

Recap of accomplishments in connection with company repositioning and upgrading

May 15, 2018 – Boulder, Colorado – Surna Inc. (OTCQB: SRNA) announced today operating and financial results for the three months ended March 31, 2018 along with our recently approved transition plan for the company’s husband and wife co-founders. Surna Inc. designs, engineers and manufactures application-specific environmental control and air sanitation systems for commercial, state- and provincial-regulated indoor cannabis cultivation facilities in the U.S. and Canada.

Q1 2018 Financial Results

●	During the three months ended March 31, 2018, we had net bookings of $4,623,000, an increase of $2,169,000, or 88%, compared to the three months ended December 31, 2017, and an increase of $1,886,000, or 69%, compared to the three months ended March 31, 2017. See “Project Life-Cycle and Backlog” below.

●	Our revenue for the three months ended March 31, 2018 was $2,055,000, a decrease of $254,000, or 11%, compared to the three months ended December 31, 2017, and an increase of $462,000, or 29%, compared to the three months ended March 31, 2017.

●	Our ending backlog as of March 31, 2018 was $7,024,000, an increase of $2,568,000, or 58%, compared to our December 31, 2017 backlog, and our largest quarter-end backlog.

●	Gross profit margin decreased by eight percentage points from 27% for the three months ended March 31, 2017 to 19% for the three months ended March 31, 2018.

●	We realized a net loss of $1,884,000 for the three months ended March 31, 2018 as compared to a net loss of $1,001,000 for the three months ended March 31, 2017, an increase of $883,000, or 88%. The net loss for the three months ended March 31, 2018 included $641,000 of non-cash, stock-based compensation expenses and $21,000 of non-cash gain related to debt instruments

Chris Bechtel, the Company’s CEO stated: “We are encouraged to see that our investments in upgrading our engineering personnel and increasing the effectiveness of our sales and marketing outreach over the last two quarters are beginning to be realized through increased net bookings. While we are not satisfied with our recent declines in gross margin, and which was partly attributable to legacy internal procedures, we remain focused on improvement in this area through a combination of more disciplined pricing using enhanced pricing software, better absorption of fixed costs as we convert our increased bookings into revenue, and the implementation over time of lower-cost supplier alternatives. We remain confident that with the new people, engineering know-how and improved processes that we now have in place, we are well positioned for expected future growth.”

Transition Plan Announced for Our Co-Founders

On May 10, 2018, Brandy M. Keen, one of our founders, notified the Board of Directors (the “Board”) of her resignation as our Vice President and Secretary and as a member of the Board effective May 10, 2018. Ms. Keen will continue as a Senior Technical Advisor through April 30, 2020. Beginning May 1, 2019, Ms. Keen will become a part-time employee, will be able to relocate her personal residence outside Colorado, and will attend significant trade shows, major customer meetings, and meetings at the Boulder office from time to time. The Board has agreed to grant Ms. Keen a total of 4,800,000 restricted stock units (“RSUs”), which will vest at various dates through April 30, 2020.

Stephen Keen, our other founder and the spouse of Ms. Keen, also agreed to terminate his consulting agreement with the Company effective May 31, 2018. Mr. Keen will remain subject to the restrictive covenants regarding his post-termination activities for the one-year period following termination. However, the Company is allowing Mr. Keen to participate in a specific hybrid cultivation facility project with a third party.

As part of this transition plan, the Company has agreed to purchase shares of common stock held by the Keens at an aggregate purchase price of $400,000. The repurchase of any shares of common stock by the Company is subject to the closing of a private financing of not less than $1,500,000. The price for the shares of common stock being repurchased by the Company will be equal to 80% of the price paid by investors in the private financing. There is no assurance that the Company will be able to complete a private financing.

The Company will also cooperate in the implementation of a Section 10b-5 common stock sales plan commencing on or about January 1, 2019, to allow the Keens to sell shares of common stock owned by them in open market transactions. The plan will allow the Keens to sell shares of the Company’s common stock in monthly intervals and in an amount not to exceed 200,000 shares per month.

In addition, the Company and the Keens have agreed to enter into an option to purchase agreement under which the Company will have the right, but not the obligation, to acquire all of the 35,189,669 shares of preferred stock owned by the Keens. There are a total of 77,220,000 shares of preferred stock outstanding, owned by a total of six individuals including the Keens. The option will expire on April 30, 2020. Upon exercise of the option, the Company will issue one share of common stock for each 1,000 shares of preferred stock purchased by the Company. The common stock issued upon exercise will be restricted shares. As consideration for the Keens’ grant of the option, the Company will pay them $5,000.

Brandy Keen stated: “I’m very proud of the work we have done at Surna, and it’s my confidence in this leadership team that allows me to now shift my entire focus to business development and sales, where I can be most effective. This is a natural transition and evolution of the Company’s maturation process, and it’s important to us as founders that we manage it in a way that seeks to maximize value to our customers, our employees and our shareholders. I’m excited that we’ve developed a plan that does all of those things, and look forward to helping the Company grow its revenue over the next two years.”

Chris Bechtel stated: “The Keens have been instrumental in growing Surna to where it is today, and we thank them for their past efforts and commitment to facilitate an orderly transition of our executive management from the founders to a professional management team. We are also excited that Brandy will be able to focus her efforts on sales and business development activities, where she can provide the highest value to the Company as it continues to pursue its growth plan. This is another step in the evolution of Surna, which coupled with a number of accomplishments over the last year, positions us for future growth and a professionally managed public company.”

Recap of Accomplishments in Connection with Company Repositioning and Upgrading

About a year ago, we made a commitment to reposition and undertake a top-to-bottom upgrade of every aspect of the Company’s business. As with any such process, the investment is typically made upfront and the benefits take time to manifest themselves in terms of increased revenue and an improvement in profitability. In the short-term, profitability worsens, and losses may increase. We expect that our experience will be similar. Moreover, after a sales cycle that can last up to 12 months to book a new order, we then have a project life-cycle, where our engineering services and climate control equipment are performed and delivered to our customers, typically over a period of four months to two years. Thus, we expect that the return on our investment in repositioning and upgrading will be borne out over the next four to 10 quarters. Some of the Company’s notable accomplishments in this regard include the following:

Management and People

●	Appointment of a new CEO in August 2017, who had already been a significant investor in the Company
●	Installation of a new management team with key hires in the Company’s three most important divisions: engineering, sales management and project management
●	Recruitment of an expanded, professional engineering team which now includes five full-time engineers
●	Expansion and upgrading of our sales team
●	Expanded project management staffing and role to facilitate timely and efficient completion of the project life-cycle

Business Development and Growth

●	Shift in focus to commercial-scale projects (orders over $100,000), with 13 commercial-scale facilities already booked in Q1 2018 compared to 22 in all of 2017
●	Emphasis on new opportunities in California and Canada, with 8 commercial-scale facilities booked in Q1 2018 representing $2.8 million in total bookings
●	Increased investment in product development and new product offerings to meet the changing and expanding needs of our customer, which we believe also increases the Company’s ability to add engineering and design value
●	Broadening of the scope of engineering solutions that we are now able to offer to customers
●	Expansion of our production floor space from 5,900 to 9,200 square feet within our existing facility, thereby eliminating the need for what would otherwise have been a costly move
●	Launch of a new website designed to make it easier for our potential customers and partners to understand the Company’s value proposition

Corporate Governance

●	Appointment of two independent directors with significant public company experience
●	Reduction in the number of executive directors (i.e., management) from three to one
●	Board now controlled by independent directors with capital markets and financial reporting expertise
●	Establishment of audit committee
●	Commitment to hold the Company’s first-ever annual shareholders’ meeting in the Fall of 2018
●	Engagement of Denver-based accounting firm Anton Collins Mitchell LLP as the Company’s new auditor

Capital Markets

●	Successful equity financing completed in December 2017 raising approximately $1.8 million
●	Elimination of all debt

Results of Operations

Revenue for the three months ended March 31, 2018 was $2,055,000 compared to $1,593,000 for the three months ended March 31, 2017, an increase of $462,000, or 29%. Although our net bookings trended favorably and our backlog grew during 2017, revenue recognition continues to be impacted by our long and uncertain sales cycle and delays faced by our customers in the construction of new cultivation facilities. These factors make it difficult for us to predict when we will recognize revenue.

Cost of revenue increased by $508,000, or 44%, from $1,165,000 for the three months ended March 31, 2017 to $1,673,000 for the three months ended March 31, 2018. The gross profit for the three months ended March 31, 2018 was $382,000 compared to $428,000 for the three months ended March 31, 2017. Gross profit margin decreased by eight percentage points from 27% for the three months ended March 31, 2017 to 19% for the three months ended March 31, 2018. This decrease was due primarily to lower margin on our equipment sales and an increase in our fixed costs as we add to our engineering, project management and manufacturing personnel to support our increased bookings.

Operating expenses increased by 125% from $1,018,000 for the three months ended March 31, 2017 to $2,287,000 for the three months ended March 31, 2018, an increase of $1,269,000. The operating expense increase consisted of: (i) an increase in selling, general and administrative expenses (“SG&A expenses”) of $1,183,000, and (ii) an increase in advertising and marketing expenses of $105,000, offset by (iii) a decrease in product development expense of $19,000.

The increase in SG&A expenses for the three months ended March 31, 2018 compared to the three months ended March 31, 2017, was due primarily to: (i) an increase of $446,000 in stock-related compensation paid to employees, (ii) an increase of $324,000 in salaries and benefits, (iii) an increase of $190,000 in consulting fees (of which $104,000 were paid in stock), (iv) an increase $104,000 in accounting, legal and other professional fees, offset by (v) a decrease of $60,000 in cash and stock-related compensation paid to our independent directors.

The increase in marketing expenses were primarily for: (i) marketing salaries and benefits (including stock related-compensation) which increased by approximately $9,000, and (ii) advertising and marketing events which increased by $110,000.

We had an operating loss of $1,905,000 for the three months ended March 31, 2018, as compared to an operating loss of $590,000 for the three months ended March 31, 2017, an increase of $1,315,000, or 223%. The operating loss included $641,000 of non-cash, stock-based compensation expenses in the three months ended March 31, 2018 as compared to $130,000 for the three months ended March 31, 2017. Excluding these non-cash items, our operating loss increased by $804,000.

Overall, we had a net loss of $1,884,000 for the three months ended March 31, 2018 as compared to a net loss of $1,001,000 for the three months ended March 31, 2017, an increase of $883,000, or 88%. The net loss included $641,000 of non-cash, stock-based compensation expenses and $21,000 of gain related to debt instruments in the three months ended March 31, 2018 as compared to non-cash, stock-based compensation expense of $130,000 and debt-related costs of $415,000 in the three months ended March 31, 2017. Excluding these non-cash items, our net loss increased by $808,000.

Regulatory Changes are Leading Indicator for New Facility Construction

The demand for our climate control and air sanitation systems, including system design and engineering, proprietary equipment, and third-party manufactured equipment, is primarily influenced by the construction of new cannabis cultivation facilities in the U.S. and Canada.

For 2018, we are pursuing customers seeking to build larger indoor cannabis cultivation facilities in all regulated markets, with special focus in California and Canada. In Canada, medicinal use of cannabis is federally legal, and the Canadian federal government has indicated its intention to legalize recreational use by July 2018, although passage of recreational use federal legislation in Canada is not certain. We also believe that Michigan will offer opportunities in 2018 as the state attempts to move to a recreational use regulated market, with the second-largest medical cannabis patient base in the U.S.

During the three months ended March 31, 2018, we entered into sales orders for 13 projects, each with a sales value over $100,000, which we refer to as commercial-scale projects. These commercial-scale projects represented aggregate net bookings of $4,680,000 for the three months ended March 31, 2018, compared to 22 commercial-scale projects representing aggregate net bookings of $7,100,000 for the year ended December 31, 2017. The California and Canadian markets each showed signs of strength for us through the first quarter of 2018, and we expect this trend to continue through the remainder of 2018.

Project Life-Cycle and Backlog

The project life-cycle for commercial projects can vary significantly. From the execution of the sales contract, to engineering services and equipment delivery, and all the way through installation and commissioning of the installed system, which we refer to as our project life-cycle, the project can take anywhere from four months to two years to complete. Since we do not install the climate control systems, our customers are required to use third-party installation contractors, which adds to the variability in the project life-cycle.

The time it takes for our customer to complete a project, which also dictates when we are able to recognize revenue, is driven by numerous factors including:

●	the large number of first-time participants interested in the indoor cannabis cultivation business;
●	the complexities and uncertainties involved in obtaining state and local licensure and permitting;
●	local and state government delays in approving licenses and permits due to lack of staff or the large number of pending applications, especially in states where there is no cap on the number of cultivators;
●	the customer’s need to obtain cultivation facility financing;
●	the time needed, and coordination required, for our customers to acquire real estate and properly design and build the facility (to the stage when climate control systems can be installed);
●	the large price tag and technical complexities of the climate control and air sanitation system;
●	the availability of power; and
●	delays that are typical in completing any construction project.

Because of the foregoing factors, there are risks that we may not realize the full contract value of these projects in a timely manner or at all. Completion of a customer’s cultivation facility project is dependent upon the customer’s ability to secure funding and real estate, obtain a license and then build their cultivation facility so they can take possession of the equipment.

Given the timing of the deliverables in our sales contracts, we can experience large variances in quarterly revenue. Our revenue recognition is dependent upon shipment of the equipment portions of our sales contracts, which, in many cases, may be delayed while our customers complete permitting, prepare their facilities for equipment installation or obtain project financing. Industry uncertainty, project financing concerns, and the licensing and qualification of our prospective customers, which are out of our control, make it difficult for us to predict when we will recognize revenue.

We continue to make investments in sales, engineering and technical personnel and new product development activities to position us for our expected future growth. As sales opportunities are converted into contracts, we are preparing our production and project management teams to meet our customers’ demand for timely delivery of a fully engineered, application-specific, climate control system.

The following table sets forth: (i) our beginning backlog (the remaining contract value of outstanding sales contracts for which we have received an initial deposit as of the previous period), (ii) our net bookings for the period (new sales contracts executed during the period for which we received an initial deposit, net of any adjustments including change orders during the period), (iii) our recognized revenue for the period, and (iv) our ending backlog for the period (the sum of the beginning backlog and net bookings, less recognized revenue).

	For the quarter ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018
Backlog, beginning balance	$2,646,000	$3,790,000	$3,933,000	$4,311,000	$4,456,000
Net bookings, current period	$2,737,000	$1,885,000	$1,944,000	$2,454,000	$4,623,000
Recognized revenue, current period	$1,593,000	$1,742,000	$1,566,000	$2,309,000	$2,055,000
Backlog, ending balance	$3,790,000	$3,933,000	$4,311,000	$4,456,000	$7,024,000

During the three months ended March 31, 2018, (i) our net bookings were $4,623,000, an increase of $2,169,000, or 88%, compared to the prior quarter, and (ii) our recognized revenue was $2,055,000, a decrease of $254,000, or 11%, compared to the prior quarter. We believe net bookings in any given cohort quarter are our best leading indicator of revenue that we may recognize in the ensuing two to eight quarters from that cohort.

As of March 31, 2018, our ending backlog was $7,024,000, an increase of $2,568,000, or 58%, compared to the prior quarter-end. About 78% of our March 31, 2018 ending backlog (up from 41% at December 31, 2017) is attributable to projects for which we have only received an initial deposit and, as a result, there are potential risks that the equipment portion of these projects will not be completed or will be delayed.

Backlog and net bookings may not be indicative of future operating results, and our customers may attempt to renegotiate or terminate their contracts for a number of reasons, including delays in or inability to obtain project financing or licensing. Accordingly, there can be no assurance that contracts included in backlog will actually generate revenues or when the actual revenues will be generated. Backlog and net bookings are considered non-GAAP financial measures, and therefore, they should be considered in addition to, rather than as a substitute for, recognized revenue and deferred revenue. Further, we can provide no assurance as to the profitability of our contracts reflected in backlog and net bookings. See “Non-GAAP Financial Measures” below.

Balance Sheet and Capital Requirements

As of March 31, 2018, we had cash and cash equivalents of $881,000, compared to cash and cash equivalents of $2,468,000 as of December 31, 2017. The $1,587,000 decrease in cash and cash equivalents during the three months ended March 31, 2018 was primarily the result of: (i) cash used in our operating activities of $1,525,000, and (ii) cash used in our investing activities of $73,000, which are primarily related to improvements made to our leased manufacturing facility.

Management has determined that we will need to raise financing during either the remainder of the second quarter or in the third quarter of 2018 in order to continue our operations and achieve our growth targets. However, there can be no assurance that we will be able to raise such financing in sufficient amounts or on acceptable terms, or at all.

About Surna Inc.

Surna Inc. (www.surna.com) designs, engineers and manufactures application-specific environmental control and air sanitation systems for commercial, state- and provincial-regulated indoor cannabis cultivation facilities in the U.S. and Canada. Our engineering and technical team provides energy and water efficient solutions that allow growers to meet the unique demands of a cannabis cultivation environment through precise temperature, humidity, light, and process controls and to satisfy the evolving code and regulatory requirements being imposed at the state and local levels.

Headquartered in Boulder, Colorado, we leverage our experience in this space in order to bring value-added climate control solutions to our customers that help improve their overall crop quality and yield as well as optimize the resource efficiency of their controlled environment (i.e., indoor and greenhouses) cultivation facilities. We have been involved in consulting, equipment sales and/or full-scale design for over 700 grow facilities since 2006 making us a trusted resource for indoor environmental design and control management for the cannabis industry.

Our customers have included small cultivation operations to licensed commercial facilities ranging from several thousand to more than 100,000 square feet. We have sold our equipment and systems throughout the U.S. and Canada as well as internationally in South Africa, Switzerland and the United Kingdom. Our revenue stream is derived primarily from supplying mechanical engineering services and climate and environmental control equipment to commercial indoor cannabis grow facilities. We also sell equipment to smaller cultivators who can purchase either directly from us, or from our authorized wholesalers or retailers. Though our customers do, we neither produce nor sell cannabis.

Forward Looking Statements

This press release may contain statements of a forward-looking nature relating to future events. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. These statements reflect our current beliefs, and a number of important factors could cause actual results to differ materially from those expressed in this press release, including the factors set forth in “Risk Factors” set forth in our Form 10-K and Form 10-Q filed with the Securities and Exchange Commission (“SEC”), and subsequent filings with the SEC. Please refer to our SEC filings for a more detailed discussion of the risks and uncertainties associated with our business, including but not limited to the risks and uncertainties associated with our business prospects and the prospects of our existing and prospective customers; the inherent uncertainty of product development; regulatory, legislative and judicial developments, especially those related to changes in, and the enforcement of, cannabis laws; increasing competitive pressures in our industry; and relationships with our customers and suppliers. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. The reference to Surna’s website has been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release.

Non-GAAP Financial Measures

To supplement our financial results on U.S. generally accepted accounting principles (“GAAP”) basis, we use the non-GAAP measures including net bookings and backlog, as well as other significant non-cash expenses such as stock-based compensation and certain debt-related expenses. We believe these non-GAAP measures are helpful in understanding our past performance and are intended to aid in evaluating our potential future results. The presentation of these non-GAAP measures should be considered in addition to our GAAP results and are not intended to be considered in isolation or as a substitute for financial information prepared or presented in accordance with GAAP. We believe these non-GAAP financial measures reflect an additional way to view aspects of our operations that, when viewed with our GAAP results, provide a more complete understanding of factors and trends affecting our business.

Statement about Cannabis Markets

The use, possession, cultivation, and distribution of cannabis is prohibited by U.S. federal law. This includes medical and recreational cannabis. Although certain states have legalized medical and recreational cannabis, companies and individuals involved in the sector are still at risk of being prosecuted by federal authorities. Further, the landscape in the cannabis industry changes rapidly. This means that at any time the city, county, or state where cannabis is permitted can change the current laws and/or the federal government can supersede those laws and take prosecutorial action. Given the uncertain legal nature of the cannabis industry, it is imperative that investors understand that investments in the cannabis industry should be considered very high risk. A change in the current laws or enforcement policy can negatively affect the status and operation of our business, require additional fees, stricter operational guidelines and unanticipated shut-downs.

Surna Marketing

Jamie English
Director of Marketing
jamie.english@surna.com
(303) 993-5271